UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Valassis Communications, Inc., a Delaware corporation (“Valassis” or the “Company”). The address of the Company’s principal executive office is 19975 Victor Parkway, Livonia, Michigan 48152. The telephone number of the Company’s principal executive office is (734) 591-3000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.01 per share (the “Shares”). As of December 31, 2013, there were (i) 38,812,034 Shares issued and outstanding, which includes 389,057 Shares subject to vesting pursuant to the Company’s outstanding restricted stock, and (ii) 4,478,952 Shares subject to issuance pursuant to options to purchase Shares.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by V Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and direct wholly owned subsidiary of Harland Clarke Holdings Corp. (“Parent” or “HCHC”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $34.04 (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on January 6, 2014. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent or Merger Sub or held in treasury by the Company immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, net to the holder, without interest and less any applicable taxes required to be withheld.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on January 6, 2014. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York time, at the end of the day on February 3, 2014, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 10931 Laureate Drive, San Antonio, Texas 78249.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent or its respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 and Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Merger Sub. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On September 21, 2013, the Company and MacAndrews & Forbes Holdings Inc. (“M&F”), of which Parent is an indirect wholly owned subsidiary, entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which M&F agreed that, subject to certain limitations, any non-public information related to the Company and its affiliates furnished to M&F or its affiliates or their respective representatives by or on behalf of the Company or its representatives shall be used by M&F and its affiliates and their respective representatives solely for the purpose of evaluating a possible transaction between M&F and its affiliates and the Company and would be kept confidential, except as provided in the Confidentiality Agreement.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price as the other stockholders of the Company. As of December 31, 2013, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate 700,758 Shares, which for purposes of this subsection excludes any restricted stock (“Company Restricted Stock”) and any Shares issuable upon exercise of options for Shares (“Company Options”) held by such individuals. For each Share that the directors, executive officers and their affiliates tender pursuant to the Offer that is accepted for purchase and purchased by Parent, the directors and executive officers will receive $34.04 in cash, less any required withholding taxes and without interest.

The following table sets forth, as of December 31, 2013, the aggregate cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Position	Number of Shares		Consideration Payable in Respect of Shares
Joseph B. Anderson	Director	13,944		$474,654
Suzanne C. Brown	Executive Vice President, Sales and Marketing	29,132		$991,653
Kenneth V. Darish	Director	9,800		$333,592
Ronald L. Goolsby	Chief Operating Officer	55,439		$1,887,144
Brian Husselbee	President and Chief Executive Officer of NCH Marketing Services, Inc.	33,059		$1,125,328
Robert A. Mason	President, Chief Executive Officer, Director	119,208		$4,057,840
James D. Parkinson	Executive Vice President, Chief Digital and Technology Officer	13,169		$448,273
Robert L. Recchia	Executive Vice President, Chief Financial Officer, Treasurer, Director	94,514		$3,217,244
Thomas J. Reddin	Director	7,500		$255,300
Alan F. Schultz	Chairman of the Board	256,188	(1)	$8,720,640	(1)
Wallace S. Snyder	Director	11,800		$401,672
Luis A. Ubiñas	Director	—		$—
Ambassador Faith Whittlesey	Director	19,350		$658,674
Todd L. Wiseley	General Counsel and Executive Vice President of Administration	37,655		$1,281,776
TOTAL		700,758		$23,853,790

(1)	The number of Shares and consideration payable in respect of Shares attributable to Mr. Schultz do not reflect 25,000 shares of Company Restricted Stock that vested on January 2, 2014. The consideration payable in respect of these Shares, assuming Mr. Schultz were to tender these Shares pursuant to the Offer and these Shares were accepted for purchase and purchased by Merger Sub, is $851,000.

Effect of the Merger on Company Options and Company Restricted Stock

Pursuant to the Merger Agreement, each Company Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Option immediately prior to the Effective Time, less any required withholding taxes and without interest. Also, pursuant to the Merger Agreement, each unvested share of Company Restricted Stock shall become fully vested and be converted into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and without interest. In the case of either Company Options or Company Restricted Stock, the Surviving Corporation shall cause payment to be made in respect of such Company Options or Company Restricted Stock as promptly as practicable and in no event more than three business days after the Effective Time.

The following table sets forth, as of February 1, 2014, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company Restricted Stock at the applicable time, assuming such Company Options and Company Restricted Stock are treated as described in the preceding paragraph.

Name	Position	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options	Number of Shares of Company Restricted Stock	Consideration Payable in Respect of Shares or Company Restricted Stock	Total
Joseph B. Anderson	Director	29,000	0	$22.89	$323,240	$—	3,098	$105,456	$428,696
Suzanne C. Brown	Executive Vice President, Sales and Marketing	120,001	24,999	$19.35	$1,896,377	$233,223	25,666	$873,671	$3,003,271
Kenneth V. Darish	Director	37,000	0	$26.15	$291,880	$—	3,098	$105,456	$397,336
Ronald L. Goolsby	Chief Operating Officer	67,367	25,333	$18.11	$1,202,212	$274,718	28,332	$964,421	$2,441,351
Brian Husselbee	President and Chief Executive Officer of NCH Marketing Services, Inc.	18,334	16,666	$24.16	$196,225	$149,625	18,332	$624,021	$969,871
Robert A. Mason	President, Chief Executive Officer, Director	134,334	24,666	$21.34	$1,808,255	$211,615	56,000	$1,906,240	$3,926,110
James D. Parkinson	Executive Vice President, Chief Digital and Technology Officer	24,667	32,333	$27.13	$187,322	$206,758	25,166	$856,651	$1,250,731
Robert L. Recchia	Executive Vice President, Chief Financial Officer, Treasurer, Director	334,667	5,333	$16.42	$5,924,897	$64,743	33,499	$1,140,306	$7,129,946
Thomas J. Reddin	Director	9,000	0	$29.01	$45,290	$—	3,098	$105,456	$150,746
Alan F. Schultz	Chairman of the Board	75,000	0	$18.26	$1,183,500	$—	28,750	$978,650	$2,162,150
Wallace S. Snyder	Director	19,000	0	$25.77	$157,040	$—	3,098	$105,456	$262,496
Luis A. Ubiñas	Director	0	0	$—	$—	$—	3,098	$105,456	$105,456
Ambassador Faith Whittlesey	Director	14,000	0	$28.76	$73,940	$—	3,098	$105,456	$179,396
Todd L. Wiseley	General Counsel and Executive Vice President of Administration	62,667	3,333	$14.56	$1,244,957	$40,463	31,666	$1,077,911	$2,363,331
TOTAL		945,037	132,663		$14,535,136	$1,181,144	265,999	$9,054,606	$24,770,886

Change in Control Agreements

In March 2013, the Board adopted a form of change in control agreement (the “CIC Agreement”). The Company entered into CIC Agreements with: Chief Executive Officer and President, Robert A. Mason; Executive Vice President, Chief Financial Officer and Treasurer, Robert L. Recchia; Chief Operating Officer, Ronald L. Goolsby, Executive Vice President, Chief Digital and Technology Officer, James D. Parkinson; Executive Vice President, Sales and Marketing, Suzanne C. Brown; General Counsel, Executive Vice President of Administration and Secretary, Todd L. Wiseley; and Chief Executive Officer of NCH Marketing Services, Inc., Brian J. Husselbee. The CIC Agreement provides that, if the executive officer’s employment is terminated for good reason or other than for cause within twenty-four months after a change in control, or the Company terminates the executive officer’s employment other than for cause within ninety days immediately prior to the execution of a definitive agreement, the consummation of which actually results in a change in control:

•	the executive officer will be entitled to a lump sum payment in an amount ranging from 1.5x to 2.5x the respective executive officer’s then-effective annual base salary on the date of termination or the date of change in control, whichever is greater;

•	the executive officer will be entitled to a lump sum payment in an amount ranging from 1.5x to 2.5x the respective executive officer’s then-effective maximum annual cash incentive bonus opportunity, on the date of termination or the date of change in control, whichever is greater;

•	the executive officer will be entitled to continuation of health (including medical, dental, vision and prescription drug) benefits and life insurance benefits for the executive officer and/or the executive officer’s family for a period of eighteen to thirty months following the date of termination;

•	the foregoing payments and benefits continuation generally shall be in lieu of any cash severance payments and benefits continuation under the respective executive officer’s employment agreement and any bonus payments due under any bonus or incentive plan;

•	the payments and benefits to be received by the executive officer in connection with the change of control of the Company will be reduced to the extent that such payments or benefits would be within $1,000 of subjecting the executive officer to an excise tax under Section 4999 of the Internal Revenue Code, unless the executive officer would be better off by at least $50,000 on an after-tax basis receiving all such payments or benefits; and

•	the Company will not be obligated to pay any excise tax gross-up under Section 280G of the Internal Revenue Code following a change in control of the Company.

The foregoing summary of the provisions of the CIC Agreement does not purport to be complete and is qualified in its entirety by reference to the CIC Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger occurs on February 1, 2014 and the employment of the executive will terminate without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on the $34.04 per Share cash consideration payable under the Merger Agreement. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash (1)	Equity (2)	Pension/Non-Qualified Deferred Compensation (3)	Perquisites/ Benefits (4)	Other (5)	Total
Robert A. Mason	$4,375,000	$2,117,855	$—	$25,706	$1,400,000	$7,918,562
Chief Executive Officer, President and Director

Robert L. Recchia	2,588,673	1,205,049	3,054,219	—	1,125,510	7,973,450
Executive Vice President, Chief Financial Officer, Treasurer and Director

Ronald L. Goolsby	1,725,000	1,239,139	—	15,175	1,000,000	3,979,314
Chief Operating Officer

James D. Parkinson	1,252,125	1,063,408	—	15,175	630,000	2,960,708
Executive Vice President, Chief Digital and Technology Officer

Suzanne C. Brown	1,101,585	1,106,894	—	15,175	638,600	2,862,254
Executive Vice President, Sales and Marketing

(1)	Pursuant to the CIC Agreement, these lump sum payments are equal to a multiple of (a) the respective executive officer’s then-effective annual base salary and (b) the respective executive officer’s maximum annual cash incentive bonus opportunity on the date of termination or the date of change in control, whichever is greater. The payments set forth in this column are “double-trigger,” as they will only be payable in the event of certain terminations of employment following the consummation of the Merger.

Name	Multiple	Cash Paid Related to Annual Base Salary	Cash Paid Related to Cash Incentive Opportunity	Total
Robert A. Mason	2.5x	$1,750,000	$2,625,000	$4,375,000
Robert L. Recchia	2.0x	1,125,510	1,463,163	2,588,673
Ronald L. Goolsby	1.5x	750,000	975,000	1,725,000
James D. Parkinson	1.5x	472,500	779,625	1,252,125
Suzanne C. Brown	1.5x	478,950	622,635	1,101,585

(2)	This amount represents the aggregate in-the-money value of the Company Options and Company Restricted Stock that would vest as a direct result of the Merger. This accelerated vesting is “single trigger,” and will take place upon the consummation of the Merger, regardless of whether the executive officer’s employment is terminated. These amounts do not include payments in respect of Company Options or Company Restricted Stock that already vested, because the named executive officer would already be entitled to the economic benefit of such equity regardless of the transaction. For information regarding all equity, including that which has already vested, see the table on page 5 of this Schedule 14D-9.

Name	Value of Company Options	Value of Company Restricted Stock	Total
Robert A. Mason	$211,615	$1,906,240	$2,117,855
Robert L. Recchia	64,743	1,140,306	1,205,049
Ronald L. Goolsby	274,718	964,421	1,239,139
James D. Parkinson	206,758	856,651	1,063,408
Suzanne C. Brown	233,223	873,671	1,106,894

(3)	This amount represents the present value of benefits payable to Mr. Recchia under the terms of the Supplemental Benefit Plan. Mr. Recchia is the only named executive officer who participates in the Supplemental Benefit Plan. The annual amount of supplemental benefit is calculated by multiplying a participant’s years of credited service by 2% of the participant’s average annual base compensation while employed by the Company for the 36 months immediately preceding retirement or other termination of employment. The supplemental benefit is payable upon normal retirement, which age is presumed to be 65, or such earlier time as the participant is disabled, dies, is terminated without cause or voluntarily terminates his employment. The amount of supplemental benefit provided by the Supplemental Benefit Plan is payable in annual installments for a period of 10 years, commencing upon retirement, death or other termination of employment (or six months and a day thereafter with respect to certain amounts that were not earned and vested on December 31, 2004). The Supplemental Benefit Plan also provides that each participant is entitled to continued medical, prescription and dental benefits on terms similar to those provided under Company-sponsored plans for a period of 10 years following retirement or other termination of employment. This payment is due to Mr. Recchia only upon a termination of his employment; the occurrence of the Merger will not increase the amount of the payment to which Mr. Recchia is entitled.
(4)	Pursuant to the CIC Agreement, these amounts represent between eighteen and thirty months of continuation of health (including medical, dental, vision and prescription drug) benefits and life insurance benefits for the executive officer and/or the executive officer’s family. The value of such benefits attributable to Mr. Recchia have been included in the column entitled “Pension/Non-Qualified Deferred Compensation.” The payments set forth in this column are “double-trigger,” as they will only be payable in the event of certain terminations following the consummation of the Merger.

Name	Months of Continuing Benefits
Robert A. Mason	30 months
Robert L. Recchia	24 months
Ronald L. Goolsby	18 months
James D. Parkinson	18 months
Suzanne C. Brown	18 months

(5)

For Mr. Recchia, the amount reflects the estimated value of all future payments (paid bi-weekly) that Mr. Recchia would be entitled to receive upon termination of his employment with the Company pursuant to the non-competition provision contained in his employment agreement; such payments would be payable regardless of whether Mr. Recchia’s employment terminated in connection with a change in control. For the other named executive officers, the amounts in the table reflect the estimated value of all future payments (paid bi-weekly) that the named executive officer would be entitled to if the Company decided to enforce the non-competition provision contained in his or her employment agreement upon his or her termination of employment for the full twenty-four month term. Pursuant to the employment agreements of the remaining named executive officers, the enforcement and payment of the non-competition provision of the employment agreements is at the sole discretion of the Company. The inclusion of such amounts herein does not reflect an election on the part of the Company to enforce or pay such non-compete payments in the event of the termination of the named executive officer.

All payments to be made pursuant to the CIC Agreement are subject to the condition that the executive officer (i) complies to the best of his or her abilities with the commitments contained in Sections 1 and 2 of his or her Employment Agreement regarding the general terms of the executive’s employment, such as the term of the executive’s agreement and the executive’s position and duties; (ii) delivers to the Company a resignation from all offices, directorships and fiduciary positions with the Company, its affiliates and employee benefits plans and (iii) delivers to the Company (and does not subsequently revoke) an executed general release within 35 days of presentation by the Company to the executive officer.

Effect of the Merger on Director and Officer Indemnification and Insurance

Until the sixth anniversary of the Effective Time, Parent, the Surviving Corporation and its subsidiaries shall (i) indemnify and hold harmless each present and former director and officer of the Company or its subsidiaries (the “Indemnified Persons”) against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to (a) any action or omission or alleged action or omission in connection with such Indemnified Person’s capacity as an officer, director or employee of the Company or any of its subsidiaries or affiliates or (b) the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (ii) pay in advance of the final disposition of any claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnified Person upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified. Neither Parent nor the Surviving Corporation shall settle or compromise or consent to the entry of any judgment for which indemnification may be sought unless such settlement or compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim.

Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current applicable insurance carrier (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of at least six years after the Effective Time, the Indemnified Persons who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides for events occurring at or after the Effective time from an insurance carrier that is not less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to spend in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided, however, if the annual premiums of such insurance coverage exceed 300% of the annual premiums currently paid by the Company, Parent or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time, for a cost not exceeding that amount.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

After careful consideration, the Board, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of the Company’s stockholders, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and in accordance with applicable law.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated January 6, 2014, communicating the Board’s recommendation, is attached to this Schedule 14D-9 as Annex A. A copy of a joint press release of the Company and Parent, dated December 18, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Board and the Company’s management regularly review the Company’s results of operations and competitive position and periodically review the Company’s strategic options, including whether the continued execution of its strategy as a stand-alone company or a possible strategic transaction, including a sale of the Company to a third party or other business combination, would offer the best opportunity to enhance stockholder value. The Company’s performance over the last several years, coupled with changes in the Company’s markets, uncertain industry trends and challenges posed by increased digital offerings by competitors, caused the Board and the Company’s management to explore various strategic alternatives as discussed below.

On May 3, 2013, at a regularly scheduled meeting, after a discussion of the Company’s business and three-year performance review, the Board discussed the possibility of exploring strategic alternatives for the Company. The Board agreed to engage legal and financial advisors to assist it in considering various strategic alternatives. Thereafter, the Company engaged Kirkland & Ellis LLP (“Kirkland & Ellis”) to serve as legal counsel and assist the Board as it explored various strategic alternatives.

On June 3, 2013, the Board held a special meeting at which representatives of Kirkland & Ellis made a presentation to the Board that included, among other things, a discussion of the directors’ fiduciary duties in connection with a review of strategic alternatives. Thereafter, the Board authorized the Audit Committee to engage a financial advisor to assist the Board in its review of strategic alternatives.

On July 31, 2013, the Chairman of the Board and a member of the Audit Committee of the Board, along with the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and Senior Vice President, Finance and Corporate Development met with and interviewed representatives from three different financial advisory firms to discuss the Company’s strategic options and how each potential advisor could best serve the Company as it explored various strategic options. One of the financial advisors interviewed was J.P. Morgan Securities LLC (“J.P. Morgan”), which had previously advised the Company from time to time. These discussions were continued on August 12, 2013. On August 20, 2013, the Company verbally informed representatives of J.P. Morgan that it had selected J.P. Morgan to serve as the Company’s financial advisor in connection with the exploration of strategic alternatives, including a possible sale of the Company. Thereafter, the Company and J.P. Morgan began negotiating an engagement letter, which was signed on September 18, 2013.

In early August 2013, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), separately contacted the Company’s Chairman and Chief Financial Officer, by telephone on an unsolicited basis to express the interest of M&F in exploring strategic alternatives involving the Company.

On August 29, 2013, at the direction of the Board, representatives of J.P. Morgan contacted an industry participant that the Board identified as potentially having an interest in acquiring one of the Company’s divisions. The Company had previously contacted this industry participant a few weeks prior through an advisor to gauge this party’s interest in this division. The industry participant subsequently informed J.P. Morgan that it was not interested in acquiring the division.

On September 3, 2013, the Company and M&F entered into a non-disclosure agreement in connection with exploring a potential transaction between the two parties prohibiting disclosure of confidential information of the Company and of the discussions between the two parties.

On September 4, 2013, the Company’s Chief Executive Officer and Chief Financial Officer met at the Company’s headquarters in Livonia, Michigan with Parent’s Chief Executive Officer and Chief Operating Officer, and other representatives of Parent and of M&F, as well as a representative of BofA Merrill Lynch, Parent’s and M&F’s financial advisor, and provided an overview of the Company and its business.

On September 6, 2013, the Company’s Chief Executive Officer and Chief Financial Officer had a follow up telephonic meeting with Parent’s Chief Executive Officer and Chief Operating Officer, and other representatives of Parent and of M&F, as well as a representative of BofA Merrill Lynch. During this meeting, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer answered follow-up questions related to the overview that was given on September 4, 2013.

On September 10, 2013, the Board held a regularly scheduled meeting. Also present at the meeting were representatives of J.P. Morgan and representatives of Kirkland & Ellis. Representatives of J.P. Morgan reviewed with the Board the Company’s business and performance, including the recent and historical stock price performance and the Company’s position in the various markets in which it competes, as well as certain potential future growth opportunities that had been identified by the Company’s management. The representatives of J.P. Morgan also reviewed with the Board certain potential strategic alternatives available to the Company, including (i) continuing to execute the Company’s business plan; (ii) selling non-core assets; (iii) pursuing “tack on” acquisitions or larger acquisitions; (iv) recapitalizing the Company by using existing liquidity and debt capacity; and (v) selling the Company in an attempt to maximize the Company’s near-term value. The Board was also informed of the discussions with Parent and M&F. After consideration of these alternatives, the Board decided to explore a possible sale of the Company to determine if it represented the best opportunity to increase shareholder value. In connection with a possible sale of the Company, the Board and the advisors also discussed various potential processes, including a broad-based public sale process and a targeted, confidential sale process. Among other things, the Board concluded that a confidential, targeted process would be less disruptive to the Company’s customers and employees and would pose fewer risks to the Company, particularly if a transaction did not materialize at the conclusion of the process. Representatives of J.P. Morgan and the Board then discussed potential financial and strategic buyers to approach. Among strategic buyers, representatives of J.P. Morgan discussed publishers, commercial printing companies, marketing services firms, and large conglomerates that had the financial resources to acquire the Company and that had undertaken analogous transactions in the past. Representatives of J.P. Morgan also discussed each company’s financial capabilities as it related to any potential acquisition. Among private equity firms, representatives of J.P. Morgan discussed various firms, their investment styles and their investment focus. At the conclusion of the discussion, representatives of J.P. Morgan and the Board agreed on approaching four private equity firms and three strategic buyers (including Parent), which together covered a wide variety of industries and investment styles, in furtherance of the confidential process that the Board had approved undertaking.

Thereafter, during September 2013, the Company’s management, with assistance from representatives of J.P. Morgan, developed a management presentation to be used in meetings with interested parties participating in the Company’s confidential process. The Company also began assembling a virtual data room of documents to facilitate any due diligence by interested parties.

On September 13, 2013, the Company’s Chief Financial Officer sent an e-mail to a representative of BofA Merrill Lynch directing BofA Merrill Lynch to coordinate Parent’s and M&F’s participation in the sale process through the Company’s financial advisor, J.P. Morgan, and the Company’s Chairman similarly advised a representative of BofA Merrill Lynch. On the same day, representatives of J.P. Morgan also informed a senior executive of M&F that the Company had retained J.P. Morgan and that all communications should be directed to representatives of J.P. Morgan.

On September 21, 2013, M&F and its affiliates entered into a new non-disclosure agreement in anticipation of a management presentation two days later.

On September 23, 2013, Parent’s Chief Executive Officer and Chief Financial Officer, together with other representatives of Parent and M&F and of BofA Merrill Lynch, participated in a management presentation held in Plymouth, Michigan with representatives of J.P. Morgan and the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and other representatives of the Company.

Beginning on September 27, 2013, representatives of J.P. Morgan formally contacted six other potential buyers, including two strategic buyers and four private equity firms, and described the Company, its industry and its interest in a possible transaction. Each of the four private equity firms expressed interest in a potential transaction and signed non-disclosure agreements. The two strategic buyers declined to participate in the process. After the four private equity firms expressed interest in being provided further information regarding the Company, representatives of J.P. Morgan scheduled management presentations to be made to each firm individually.

Between October 4, 2013 and October 9, 2013, each private equity firm that expressed interest entered into a non-disclosure agreement with the Company, and each of the private equity firms, as well as M&F and Parent, was granted access to a virtual data room that contained key business and financial information, including financial projections.

On October 7, 2013, the Company’s Chairman and the Company’s Chief Executive Officer met in person with senior executives of M&F at the Company’s headquarters. At this meeting, the parties had a general discussion about the potential transaction without reference to specific terms, as well as industry trends. After this meeting, the Company’s Chief Executive Officer and other representatives of the Company led the representatives of M&F on a tour of the Company’s Anderson Printing Division.

On October 9, 2013, Company management, including the Company’s Chief Executive Officer and Chief Financial Officer, delivered separate management presentations to representatives of three of the four private equity firms that expressed interest in pursuing a transaction with the Company, along with, in certain cases, their respective financial advisors and potential sources of debt financing, at Kirkland & Ellis’s offices in New York. Representatives of J.P. Morgan were also present at the presentations. Following these management presentations, on behalf of the Company, representatives of J.P. Morgan had numerous follow-up conversations with each of the interested firms, which included answering questions about the Company, its business and prospects, and the industry as a whole. These on-going discussions between representatives of J.P. Morgan and potential interested parties focused on the Company, its business, results of operations and financial forecasts.

Also on October 9, 2013, J.P. Morgan sent letters to Parent and to each of the other interested parties describing the process by which J.P. Morgan and the Company would solicit initial indications of interest and requesting non-binding indications of interest by 5:00 p.m. Eastern Time on October 23, 2013, prior to the Company’s third quarter earnings teleconference on October 24, 2013.

On October 12, 2013, the Board held a special meeting. Also in attendance were representatives of J.P. Morgan and of Kirkland & Ellis. At the meeting, representatives of J.P. Morgan provided an update on the transaction process, including J.P. Morgan’s discussions with potential bidders, the level of engagement of the potential bidders, the current status of their due diligence investigations and an assessment of each party’s level of interest in pursuing a transaction. Representatives of J.P. Morgan informed the Board that they planned to invite each interested party to participate in separate telephone conferences with the Company’s management to answer any questions that the interested parties had with respect to the Company’s financial performance and projections.

On October 14, 2013, Company management, including the Company’s Chief Executive Officer and Chief Financial Officer, delivered the management presentation to representatives of the fourth interested private equity firm and its financial advisor in Plymouth, Michigan. Representatives from J.P. Morgan were also present at the presentation. Thereafter, representatives of J.P. Morgan had follow-up conversations with this private equity firm and invited representatives of the private equity firm to have a follow-up telephone conference with the Company’s management.

On October 15, 2013, the Company’s Chief Executive Officer and other representatives of the Company met with Parent’s Chief Executive Officer and other representatives of the Company and M&F at Kirkland & Ellis’s offices in New York to discuss the Company’s Shared Mail business. Representatives of J.P. Morgan were also present at this meeting.

During the week of October 21, 2013 and prior to the submission of initial non-binding indications of interest on October 23, 2013, representatives of J.P. Morgan discussed with potential buyers the public guidance for financial performance for the calendar year 2013. In addition, during this time frame, three of the four private equity firms indicated to representatives of J.P. Morgan that they would not submit a written indication of interest. All three private equity firms indicated that, while they remained interested in a potential acquisition, they were unable to submit an indication of interest at any value above a nominal premium to the Company’s then current trading price. All three private equity firms also indicated concerns regarding the future growth prospects of the Shared Mail business, the Company’s other business units and the prospects for the Company’s digital growth strategy.

On October 23, 2013, initial non-binding indications of interest were due. Parent was the only bidder that submitted a written indication of interest, which set forth a price within a range of $32.00 - $35.00 per share.

On October 24, 2013, the Company issued a press release regarding its third quarter earnings and held a conference call related to its earnings. The Company’s third quarter earnings announcement included revised guidance for the 2013 fiscal year. The Company revised its previously issued guidance downward from diluted earnings per share of between $3.05 and $3.20 to between $2.74 and $2.84 and adjusted EBITDA from between $290.0 million and $300.0 million to between $270.0 million and $275.0 million. Following the earnings announcement, the Company’s stock price declined from a closing price of $30.95 on October 23 to a closing price of $27.51 on October 24.

On October 25, 2013, the fourth private equity firm indicated to representatives of J.P. Morgan that it would not submit a written indication of interest. The fourth private equity firm expressed concerns regarding the future growth prospects of the Shared Mail business, the Company’s other business units, the prospects for the Company’s digital growth strategy and the Company’s earnings as recently announced.

On October 27, 2013, the Board held a special meeting to consider the indication of interest that it received from Parent. Also present at the meeting were representatives of J.P. Morgan and of Kirkland & Ellis. Prior to discussing the proposal, representatives of J.P. Morgan provided a report on the transaction process and reviewed with the Board the Company’s recent stock price performance. The representatives of J.P. Morgan then reviewed with the Board its preliminary financial analysis of the Company and its analysis of Parent’s proposal, as well as feedback from the other potential bidders who had elected not to bid, which included concerns regarding the future growth prospects of the Shared Mail business, the Company’s other business units, the prospects for the Company’s digital growth strategy and the Company’s recent financial performance relative to its public earnings guidance. A discussion regarding the transaction process and Parent’s indication of interest followed, including among other items the possibility of inviting additional private equity firms to bid. After discussion and consultation with its financial advisors, the Board concluded that the probability that any additional private equity firm would submit an indication of interest comparable or superior to Parent’s proposal was remote in light of the feedback that J.P. Morgan had received to date from the private equity firms participating in the process and that accordingly, the risks to the Company associated with expanding the sale process, including the possibility that the Company’s confidential process would be disclosed publicly, outweighed any probable benefit. At the meeting, the Board indicated that it would only be willing to continue to engage with Parent, including by providing any additional due diligence materials to Parent, if Parent was prepared to consider a transaction at or above the high end of the bid range indicated in Parent’s indication of interest. On October 28, 2013, representatives of J.P. Morgan, at the direction of the Board, telephoned representatives of BofA Merrill Lynch and a senior executive of M&F and communicated that the Board was only prepared to proceed on that basis. Representatives of Parent confirmed that Parent understood the Board’s position and was prepared to continue to work towards an agreed transaction at the high end of its bid range as requested by the Board and wanted to proceed with its due diligence as soon as practicable.

On October 28, 2013, an additional private equity firm that had become aware of the process contacted representatives of J.P. Morgan to express its interest in participating in the process and exploring a possible transaction. Also on or about October 28, 2013, another private equity firm contacted representatives of J.P. Morgan to express interest in participating in the process (“Party A”). Thereafter, each private equity firm entered into a non-disclosure agreement with the Company, and representatives of J.P. Morgan scheduled management presentations for these potential new bidders.

On October 29, 2013, representatives of J.P. Morgan provided Parent with access to a more comprehensive virtual data room, containing certain non-public information provided by the Company, which was intended to provide sufficient information to facilitate Parent’s final due diligence of the Company.

On November 6 and 7, 2013, the Company’s management team and representatives of J.P. Morgan met with Parent and M&F management and representatives of BofA Merrill Lynch, Parent’s legal counsel and other potential sources of debt financing in Detroit for a management presentation and for breakout sessions covering the Company’s legal department, client services, operations, human resources department, finance/accounting department, information technology department and general management.

On November 8, 2013, representatives of Parent telephoned the Company’s General Counsel to inform him that Parent would be represented by the law firm Wachtell Lipton Rosen & Katz (“Wachtell Lipton”).

On November 12, 2013, the Company’s Chief Executive Officer, Chief Financial Officer and other members of the Company’s management team gave a management presentation in Detroit, which representatives of J.P. Morgan attended, to one of the two newly interested private equity firms. Thereafter, this potential bidder advised representatives of J.P. Morgan that it would not participate further in the process due to concerns regarding the future growth prospects of the Shared Mail business and the recent volatility in the Company’s operating and financial performance.

On November 13, 2013, the management team gave a presentation to Party A in Detroit, which representatives of J.P. Morgan attended. Shortly thereafter, representatives of Party A indicated to representatives of J.P. Morgan that Party A did not intend to submit an indication of interest. Representatives of J.P. Morgan offered to facilitate any due diligence and informed Party A that final proposals to acquire the Company would be due on December 4, 2013 to the extent Party A wished to submit a bid.

Throughout November 2013 and early December 2013, the Company worked with Parent and its advisors, including BofA Merrill Lynch, Wachtell Lipton and Ernst & Young LLP, to enable Parent to complete its due diligence.

On November 16, 2013, representatives of J.P. Morgan sent a letter to Parent, which gave detailed instructions regarding how a bidder should submit its proposal and setting a deadline of 12:00 noon Eastern Time on December 4, 2013 to make a formal proposal to acquire the Company. Shortly thereafter, representatives of J.P. Morgan also sent to Parent a form of Merger Agreement prepared by Kirkland & Ellis that would be acceptable to the Company and requested that Parent propose revisions, if any, to that form of agreement and include those proposed revisions with their bid.

On November 29, 2013, representatives of BofA Merrill Lynch contacted representatives of J.P. Morgan to request that the Company share with Parent the guidance for the 2014 fiscal year financial performance that the Company was then currently developing and which would be provided publicly in mid-December. On December 2, 2013, the Company’s Chief Financial Officer, representatives of J.P. Morgan, representatives of BofA Merrill Lynch and representatives of M&F and Parent held a telephone conference during which the Company’s Chief Financial Officer discussed the financial guidance that the Company intended to provide to public investors in mid-December and compared that guidance to the financial projections that had previously been provided to Parent.

On December 2, 2013, the Company’s Chief Financial Officer, representatives from J.P. Morgan and representatives from Party A held a teleconference in which the Company’s Chief Financial Officer answered questions from Party A regarding the Company’s financial performance and financial projections.

During the weeks of November 25 and December 2, representatives of J.P. Morgan, Parent and BofA Merrill Lynch had several conversations regarding the valuation of the Company. Representatives of Parent and BofA Merrill Lynch indicated that the results of their due diligence on the Company’s business and the Company’s financial prospects, including its recent earnings announcement and its anticipated 2014 guidance, would make it difficult for them to support a transaction at a price at or above $35 per share. Representatives of J.P. Morgan reiterated the Board’s position that the Board would be willing to consider a transaction at a price of $35 per share or above, and that M&F should complete its due diligence and financial analysis with that understanding.

On December 4, 2013, representatives of the Company and representatives of J.P. Morgan had a telephonic conference with Party A to discuss the Company’s digital business. Thereafter, Party A informed J.P. Morgan that it would not submit a bid.

On December 4, 2013, a senior executive of M&F telephoned representatives of J.P. Morgan and indicated that Parent intended to submit an offer of $32.75 per share. During this discussion, representatives of J.P. Morgan indicated that, because the bid was not at the high end of the range that had been previously discussed, they were confident that such an offer would not be acceptable to the Board and encouraged an increase in Parent’s bid.

Pursuant to the detailed bid instructions given by representatives of J.P. Morgan in the letter that it sent to Parent on November 16, on December 4, 2013, Parent submitted a formal offer to acquire the Company for $33.00 per share, which implied an approximate equity value of $1.3 billion on a fully diluted basis, and an approximate enterprise value of $1.8 billion. The offer stipulated that the Company would not declare or pay its regular fourth quarter dividend. The offer was accompanied by a draft Merger Agreement and a financing commitment letter.

On December 8, 2013, the Board convened a special meeting to consider Parent’s offer. Representatives of J.P. Morgan and Kirkland & Ellis were present at the meeting. Representatives of J.P. Morgan provided an update of the transaction process, discussed the Parent offer, reviewed its preliminary financial analysis and its analysis of the Parent proposal with the Board and described potential next steps. In connection with their review of Parent’s proposal, representatives of J.P. Morgan, among other things, compared Parent’s proposal to the Company’s standalone plans. Representatives of J.P. Morgan also provided an update on the status of the other potential bidders. The Board requested that representatives of J.P. Morgan inform representatives of Parent and

M&F that the Company would be willing to enter into an agreement providing for (i) a purchase price of $35.00 per share in cash, (ii) payment by the Company of the fourth quarter $0.31 per share dividend, and (iii) arrangements for the receipt by the Company’s stockholders of a portion of potential recovery under litigation recently filed by the Company against News Corporation. Representatives of Kirkland & Ellis then summarized Parent’s proposed revisions to the draft Merger Agreement. The Board also appointed a Transaction Committee, comprised of the Chairman of the Board and members of the Audit Committee, to negotiate with Parent and provide a recommendation regarding final approval of any transaction by the Board.

On December 8, 2013, following the meeting of the Board, representatives of J.P. Morgan, on behalf of the Board, delivered the Board’s response to Parent’s offer to representatives of Parent and BofA Merrill Lynch.

On or about December 9, 2013, representatives of J.P. Morgan spoke with Party A by telephone and Party A again indicated that it would not be submitting a bid.

Also on December 9, 2013, representatives of Parent contacted representatives of J.P. Morgan by telephone, seeking details regarding the Board’s counteroffer. Representatives of J.P. Morgan responded by reiterating the Board’s proposal. Thereafter, Parent’s Chief Executive Officer sent a letter dated December 9, 2013 to the Board. The letter reiterated Parent’s offer of $33.00 per share and presented several arguments for maintaining this proposal based on matters including recent industry trends, the Company’s anticipated 2014 guidance and the Company’s prospects, financial condition and business plan. The letter did, however, indicate that Parent would agree to the Company declaring and paying its regular fourth quarter dividend of $0.31 per share, as requested by the Board, but was not willing to take on the additional complexity and risks of any arrangement to share in any potential litigation recovery.

On December 10, 2013, the Transaction Committee instructed representatives of J.P. Morgan to contact representatives of Parent and propose a counteroffer of $34.50 per share plus payment of the Company’s regular fourth quarter dividend of $0.31 per share and a litigation recovery allocation arrangement. Representatives of J.P. Morgan, on behalf of the Board, communicated this response to Parent. Later that day, representatives of BofA Merrill Lynch communicated to representatives of J.P. Morgan that Parent would be willing to increase its offer to $33.75 per share with payment of the $0.31 dividend and no litigation recovery allocation arrangement.

On December 11, 2013, the Board held a regularly scheduled meeting. Also present at the meeting were representatives of J.P. Morgan and of Kirkland & Ellis. The Transaction Committee updated the Board on the most recent discussions and counteroffer from Parent. At the conclusion of the meeting, the Board directed representatives of J.P. Morgan to convey a counteroffer to representatives of Parent of $34.44 per share plus payment of the $0.31 per share dividend. In response to this proposal, Parent increased its offer to $34.00 per share plus payment of the $0.31 per share dividend. Later that day, the Chairman and Chief Executive Officer of M&F and the Company’s Chairman discussed the offer by telephone and, after this discussion, Parent increased its offer to $34.04 per share plus payment of the $0.31 per share dividend.

Between December 11, 2013 and December 17, 2013, representatives of Kirkland & Ellis and representatives of Wachtell Lipton negotiated the Merger Agreement on behalf of the Company and Parent, respectively.

On December 16, 2013, the Board convened a special telephonic meeting to consider the Merger Agreement, which included a purchase price of $34.04 per share. Also present at the meeting were representatives of J.P. Morgan and of Kirkland & Ellis. At the meeting, representatives of J.P. Morgan discussed financial terms of the offer in detail, presented its financial analysis of the Company and the revised offer and verbally delivered its opinion, which was confirmed in writing, that, based upon and subject to the assumptions and limitations in J.P. Morgan’s written opinion (which had been reviewed with the Company and Kirkland & Ellis), as of such date the consideration of $34.04 to be paid to the Company’s stockholders in the merger was fair, from a financial point of view, to the Company’s stockholders. Representatives of Kirkland & Ellis reviewed the terms of the Merger Agreement in detail. The Board provided instructions to Kirkland & Ellis with respect to how to resolve the final contractual provisions of the Merger Agreement. The Board then unanimously approved the Merger Agreement, subject to resolution of the final contractual provisions of the Merger Agreement in accordance with the Board’s instructions. Following the meeting of the Board, representatives of Kirkland & Ellis discussed with representatives of Wachtell Lipton the Merger Agreement as approved by the Board and resolved the final provisions of the Merger Agreement on December 17, 2013 in accordance with the Board’s instructions.

On the afternoon of December 17, 2013, following the close of trading on the New York Stock Exchange, the Company and Parent executed the Merger Agreement. On December 18, 2013, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described in this Schedule 14D-9, the Company and the Board carefully and thoroughly considered the Offer and the Merger, consulted with management of the Company and the Company’s independent financial advisor and legal counsel, and took into account numerous factors, including, but not limited to, the factors listed below. The Company and the Board have unanimously determined that the Offer and the Merger are fair to and in the best interests of the holders of Shares, for the reasons set forth below, and recommend that the holders of Shares tender their Shares in response to the Offer for the following reasons:

1. Substantial and Immediate Cash Value

The Company and the Board unanimously determined that, after a broad and comprehensive evaluation of strategic alternatives and in consultation with its independent financial advisor and legal counsel, the Offer Price of $34.04 per share in cash offered immediate and certain value and was fair, from a financial point of view, to the holders of Shares. In addition, the Merger Agreement permits the Company to pay its regular quarterly dividend of $0.31 per share on January 15, 2014 to shareholders of record on December 31, 2013.

2. Opinion of J.P. Morgan

The oral opinion of J.P. Morgan delivered to the Board on December 16, 2013, which was confirmed by delivery of a written opinion, concluded that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Company common stock in the proposed transaction was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of J.P. Morgan Securities LLC”. The full text of the written opinion of J.P. Morgan, dated December 16, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex B to this Schedule 14D-9.

3. Significant Premium to Market Price

The Board noted that the Offer Price of $34.04 per share in cash represented a significant premium over the market prices at which the Shares had previously traded. The Offer Price represents a 20.3% premium over the December 17, 2013 closing stock price, an 18.4% premium over the average closing stock price for the three months ended December 17, 2013 and a 22.8% premium over the average closing stock price for the twelve months ended December 17, 2013. The Offer Price also compares favorably to (i) the 52-week trading range of the Company common stock, which was $23.69 to $31.66 and (ii) the 12-month price targets of five public analysts for the Company, which range from $27.00 to $31.00.

4. Likelihood of Consummation

There is a likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of Parent or its affiliates, the likelihood of obtaining required regulatory approvals, and the remedies available to the Company under the Merger Agreement in the event of various breaches by Parent.

In addition, Parent has significant cash on hand and committed debt financings to consummate the transaction. Parent received an executed debt commitment letter from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of such commitment letter, which, in the reasonable judgment of the Board, increases the likelihood of such financing being completed.

Parent is required to use reasonable best efforts to cause the lenders who are party to such debt commitment letter to fund the financing at the Offer Closing, upon the satisfaction of the conditions to the financing. The limited number and nature of the conditions to funding set forth in the debt commitment letter and the expectation that such conditions will be timely met and the financing will be provided in a timely manner increase the likelihood the transaction will be consummated. As added protection, the Company will receive a termination fee of $90.0 million in certain circumstances where the Offer is not consummated due to Parent not having received its committed financing provided the other conditions to the Offer are satisfied.

5. Comprehensive Review of Strategic Alternatives

While pursuing strategic alternatives for the Company, J.P. Morgan contacted nine parties as part of the potential sale process. The Company entered into non-disclosure and standstill agreements with seven parties, including one potential strategic buyer (Parent) and six potential financial buyers. No party submitted a binding proposal, or even an indication of interest, offering the stockholders a higher value than that offered by Parent.

The Company and the Board considered the possibility of pursuing a stand-alone strategy by which the Company would continue to pursue its business strategy. The Company and the Board discussed the potential benefits to the Company’s stockholders of this alternative, and the timing and the likelihood of accomplishing the goals of such alternative, as well as the Company’s assessment that this alternative was not reasonably likely to present superior opportunities for creating greater value for the stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

The Company and the Board also considered a wide variety of strategic alternatives other than a sale of the Company, including pursuing additional acquisitions and disposing of certain assets. The Company and the Board concluded that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the stockholders.

6. Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company

In determining that the $34.04 per Share offer is fair to the holders of Shares, the Company and the Board also took into account the Company’s recent financial performance and future prospects and general business, industry and economic conditions. In particular, the Company and the Board considered prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s growth targets in light of rising digital alternatives to the Company’s core marketing product, (ii) increasing paper prices, postal rates and other business costs, (iii) operating in a cyclical advertising industry, (iv) general stock market conditions and volatility, (v) availability of potential acquisition targets and the Company’s ability to expand through acquisitions, and (vi) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2012. Management and the Board determined that the certainty of the Offer Price was in the best interests of the Company’s stockholders in light of the challenges inherent in the Company’s ongoing stand-alone business plan while allowing stockholders to receive a significant premium to recent trading prices for their Shares.

7. Ability to Accept Superior Proposal

The terms and conditions of the Merger Agreement allow the Company, under certain circumstances, to consider and respond to a proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $55.0 million, which is within the customary range of termination fees payable in similar transactions. In addition, the Merger Agreement permits waivers of any existing standstill provisions to the extent necessary to permit a person to make competing proposals for acquisition transactions on a confidential basis to the Board.

8. Transaction Structure

The transaction is structured as a tender offer and the Merger Agreement requires Merger Sub, if it acquires a number of Shares in the Offer that, when added to the number of Shares already owned by Parent and Merger Sub and their respective subsidiaries (which Parent and Merger Sub have represented is zero in the Merger Agreement) represents at least a majority of the sum of Shares then outstanding (determined on a fully-diluted basis) (the “Minimum Tender Condition”), to consummate a second-step Merger in which the holders of Shares who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Merger Agreement contains limited rights to terminate the Offer, and generally requires Merger Sub to extend the Offer beyond the initial expiration date if the conditions to Merger Sub’s obligations to close the Offer are not satisfied as of such date. Consequently, the transaction structure potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender in the Offer will receive the same cash price as is paid in the Offer.

9. Appraisal Rights

Statutory appraisal rights are available under the DGCL in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Company and the Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1. No Stockholder Participation in Future Growth or Earnings

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2. Taxable Consideration

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

3. Effects of Failure to Complete Transaction

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.

4. Potential Conflicts of Interest

As a result of the terms of their CIC Agreements, certain of the Company’s executive officers may receive payments in connection with the transaction. See “Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

5. Termination Fee

The terms and conditions of the Merger Agreement provide for a termination fee of $55.0 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

6. Inability of Parent to Obtain Debt Financing

It is possible that Parent will be unable to obtain the debt financing from the lenders under the debt commitment letter as a result of the debt letter’s conditions.

7. No Solicitation

The terms and conditions of the Merger Agreement restrict the Company’s ability to solicit competing proposals.

The Company and the Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company and the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company and the Board in reaching their conclusions and recommendations. The members of the Company and the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company and the Board considered, the members of the Company and the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendations of the Company and the Board were made after considering the totality of the information and factors involved. In addition, individual members of the Company and the Board may have given different weight to different factors. In light of the factors described above, the Company and the Board have unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and holders of Shares and unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated September 18, 2013, which was effective as of August 20, 2013, the Company retained J.P. Morgan to act as its financial advisor in connection with the proposed transaction.

At the meeting of the Board on December 16, 2013, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of the Company common stock in the proposed transaction was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its December 16, 2013 oral opinion by delivering its written opinion to the Board, dated December 16, 2013, that, as of such date, the consideration to be paid to the holders of Shares in the proposed transaction was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated December 16, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board and is directed only to the fairness, from a financial point of view, of the consideration to be paid to the holders of Company common stock in the transaction. J.P. Morgan’s written opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated December 16, 2013 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and that the definitive merger agreement will not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the transaction.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Company common stock in the proposed transaction, and J.P. Morgan has expressed no opinion as to the fairness of the transaction, or any consideration paid in connection with the transaction, to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction, or any class of such persons relative to the consideration to be paid to the holders of Shares in the transaction or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples. Using publicly available information, including published equity research analysts’ estimates of earnings before interest, taxes, depreciation and amortization (after stock based compensation expense), referred to as EBITDA, for calendar year 2014 (referred to as CY14), J.P. Morgan compared selected financial and operating data of the Company with similar data for selected publicly traded companies which J.P. Morgan judged to be relevant. The companies selected by J.P. Morgan were:

Diversified publishing	Pure-play publishing	Marketing services
News Corp.	The New York Times Company	Acxiom Corporation
Gannett Company, Inc.	The McClatchy Company	MDC Partners
Meredith Corporation	Lee Enterprises Incorporated	Harte-Hanks, Inc.
The E.W. Scripps Company

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company.

Using publicly available information, J.P. Morgan calculated, for each of the selected companies, the multiple of the firm value (calculated as the market value of the company common stock on a fully diluted basis, plus any debt, plus minority interest, less cash and cash equivalents based on publicly available information as of December 13, 2013), referred to in this section as FV, divided by EBITDA, referred to as the FV/EBITDA multiple. J.P. Morgan also calculated the same multiples for the Company.

The FV/EBITDA multiples of the selected companies for CY14 estimated EBITDA ranged from 5.6x to 13.2x. J.P. Morgan utilized a FV/EBITDA multiple reference range of 5.5x to 6.5x for CY14 and applied such multiple reference range to EBITDA estimates of the Company for CY14 of $293 million (after stock based compensation expense and as further adjusted to add back losses relating to the Company’s successful exit from unprofitable businesses) as provided to J.P. Morgan by Company management. Based on the foregoing, this analysis indicated an implied per share equity value for the Company common stock, rounded to the nearest $0.25, of $28.50 to $35.00.

The above range of implied per share equity values for the Company was compared to the merger consideration of $34.04 per share.

Selected Transactions Analysis. Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to the Company’s business. For the selected transactions, J.P. Morgan calculated, using publicly available information, FV as a multiple of the target Company’s EBITDA and, wherever possible, as a multiple of the target company’s EBITDA for the twelve months prior to the announcement date of the transaction, which in either case is referred to herein as the FV/EBITDA multiple. J.P. Morgan selected the following transactions for its analysis:

Selected community newspaper transactions
Date	Acquiror	Seller/Target
August 2013	Jeffrey Bezos	The Washington Post Company
May 2012	Berkshire Hathaway Inc.	Media General, Inc. (sale of 63 newspapers)
December 2011	Halifax Media Group	The New York Times Company (sale of 15 newspapers)

Selected information and marketing services transactions
Date	Acquiror	Target
February 2012	Advent International, GS Capital Partners	TransUnion Corp.
April 2011	ADS	Aspen Marketing Services
April 2010	Madison Dearborn Partners	TransUnion Corp.
March 2010	CCMP Capital Advisors, LLC	InfoGroup, Inc.
July 2006	Valassis Communications, Inc.	ADVO, Inc.

The FV/EBITDA multiples of the precedent transactions ranged from 4.5x to 12.5x. J.P. Morgan utilized a FV/EBITDA multiple reference range of 6.0x to 7.0x, and applied such multiple reference range to EBITDA estimates of the Company for calendar year 2013 of $272 million (after stock based compensation expense and as further adjusted to add back losses relating to the Company’s successful exit from unprofitable businesses), as provided to J.P. Morgan by Company management. Based on the foregoing, this analysis indicated an implied per share equity value for the Company common stock, rounded to the nearest $0.25, of $29.75 to $36.00.

The above range of implied per share equity values for the Company was compared to the merger consideration of $34.04 per share.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted implied equity value per share for the Company. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2014 through 2023 based upon (i) the Company forecasts for fiscal years 2014 through 2018 (see “Financial Projections” beginning on page 34) and (ii) extrapolations of such forecasts (which were approved by Company’s management solely for purposes of J.P. Morgan’s valuation analysis) for fiscal years 2019 through 2023, applying (A) gradually declining revenue growth rates from the 2018 revenue growth rate (2.6% in 2019, 2.0% in 2020, 1.5% in 2021, 1.0% in 2022 and 0.5% in 2023) and (B) an EBITDA margin for each such fiscal year equal to the 2018 EBITDA margin. J.P. Morgan also calculated a range of terminal values for the Company at the end of the ten-year period ending 2023 by applying a terminal growth rate ranging from 0.0% to 1.0% to the Company’s unlevered free cash flow in 2023. The unlevered free cash flows and the terminal firm values were then discounted to present values using a range of discount rates from 11.25% to 12.25%. This discount rate range was based upon J.P. Morgan’s analysis of the Company’s weighted average cost of capital. Based on the foregoing, this analysis indicated an implied per share price range for the Company common stock, rounded to the nearest $0.25, of $32.50 to $38.25.

The above range of implied per share equity values for the Company was compared to the merger consideration of $34.04 per share.

Present Value of Future Share Price Analysis. J.P. Morgan reviewed the present value of future stock prices of the Company on December 31, 2016. As part of this analysis, J.P. Morgan assumed that the Company continues annual share repurchases of Company common stock at 35% of free cash flow per year with shares repurchased at the then-projected stock price. J.P. Morgan then applied a range of forward FV/EBITDA multiples of 5.5x to 6.5x to estimated EBITDA of the Company for calendar year 2017 and adjusted the resulting firm value by estimated net debt of the Company of $204 million as of December 31, 2016. The FV/EBITDA multiples were based on the multiple ranges used in the section entitled “Public Trading Multiples” described above. J.P. Morgan then applied such reference ranges to EBITDA estimates of the Company for calendar year 2017 of $331 million (after stock based compensation expense), as provided to J.P. Morgan by Company management.

Such future market equity values for the Company on December 31, 2016, were then discounted back to December 31, 2013, using a cost of equity discount range of 13.3% to 14.3% (which was based on J.P. Morgan’s calculation of the Company’s cost of equity using the capital asset pricing model and its professional judgment and experience) and divided by the estimated diluted share count of the Company as of December 31, 2013, as provided by Company management. Based on the foregoing, this analysis indicated an implied per share equity value for the Company common stock, rounded to the nearest $0.25, of $29.75 to $35.75.

The above range of implied per share equity values for the Company was compared to the merger consideration of $34.04 per share.

J.P. Morgan also reviewed the present value of the “total return” to shareholders of the Company on December 31, 2016 taking into account the future stock price analysis set forth above and dividends expected to be paid to the Company’s shareholders between 2014 and 2016. Based on the foregoing, this analysis indicated an implied per share equity value for the Company common stock, rounded to the nearest $0.25, of $32.25 to $38.50.

The above range of implied per share equity values for the Company was compared to the merger consideration of $34.04 per share.

Leveraged Buyout Analysis. J.P. Morgan performed a leveraged buyout analysis of the Company to estimate the price per share that a potential financial buyer might be willing to pay in connection with an acquisition of the Company. For purposes of this analysis, J.P. Morgan assumed the financial buyer would complete the transaction on December 31, 2013 and exit the investment on December 31, 2018, a target internal rate of return ranging from 20.0% to 25.0%, debt financing to fund the acquisition in amounts ranging from a multiple of 4.25x to 4.75x the Company’s 2013 EBITDA (before stock-based compensation and as further adjusted to add back losses relating to the Company’s successful exit from unprofitable businesses), and the use of Company cash on hand of $119 million. To estimate the value of the Company at exit on December 31, 2018, J.P. Morgan applied a FV/EBITDA multiple of 6.25x (which was based on J.P. Morgan’s professional judgment and experience and taking into account the multiple ranges used in the sections entitled “Public Trading Multiples” and “Selected Transactions Analysis” described above). Based on the foregoing, this analysis indicated an implied per share equity value for the Company common stock, rounded to the nearest $0.25, of $31.75 to $36.25.

The above range of implied per share equity values for the Company was compared to the merger consideration of $34.04 per share.

Historical Trading Range. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan presented to the Board the 52-week trading range of the Company common stock, which was $23.69 per share to $31.66 per share, and compared that range to the merger consideration of $34.04 per share.

Analyst Price Targets. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also reviewed with the Board certain 12-month price targets of five public analysts for the Company and noted that the range of such price targets was $27.00 per share to $31.00 per share, and compared that range to the merger consideration of $34.04 per share.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the transaction.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the transaction on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the transaction, the Company has agreed to pay J.P. Morgan a fee of approximately $14.4 million, $1.5 million of which was payable upon the delivery by J.P. Morgan of its opinion and the remainder of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent and its affiliates for which J.P. Morgan received an aggregate of approximately $7.8 million. Such services during such period have included acting as joint bookrunner for the Parent’s credit facility in May 2013. In addition, during the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company for which J.P. Morgan received approximately $3.2 million. Such services during such period have included J.P. Morgan’s commercial banking affiliate acting as an agent bank and a lender under outstanding credit facilities of the Company. In the ordinary course of their business, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power into the Offer, which Shares represent 1.6% of the fully diluted Shares as of the date hereof, eligible for tender in the Offer as of December 31, 2013.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The Company retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with a possible sale of the Company. Additional information pertaining to the retention of J.P. Morgan is set forth in Item 4. “— Opinion of the Company’s Financial Advisor” and “— Background of the Offer” above. J.P. Morgan has provided an opinion to the Board that, as of December 16, 2013 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $34.04 per Share in cash to be received by the holders of Shares in the Transactions was fair, from a financial point of view, to such holders, a copy of which is filed as Annex B hereto and incorporated herein by reference. J.P. Morgan provided its opinion for the information of the Board in connection with its consideration of the Transactions. The opinion of J.P. Morgan is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Pursuant to the Engagement Letter between J.P. Morgan and the Company, the Company has agreed to pay to J.P. Morgan a fee of approximately $14.4 million in the event any such transaction is consummated (a “Transaction Fee”) and a fee of approximately $13.5 million in connection with any termination or abandonment of any such transaction (a “Break Fee”) if the Company receives any termination fee, with $1.5 million payable upon the earlier of announcement or delivery of the opinion, to be credited (once only) against any Transaction Fee or Break Fee payable.

The Company has also agreed to reimburse J.P. Morgan for its reasonable expenses (including reasonable fees of counsel and other professional advisors) and to indemnify J.P. Morgan against certain liabilities relating to or arising out of the engagement. Assuming the transaction is consummated, the Company will pay approximately $14.4 million in the aggregate to J.P. Morgan, plus expenses.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Linda J. Schalek	12/12/2013	1,726	$28.4211	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

James D. Parkinson	12/12/2013	5,593	$28.4211	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

Ronald Goolsby	12/12/2013	6,681	$28.4211	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

Brian J. Husselbee	12/12/2013	4,353	$28.4211	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

Linda J. Schalek	12/18/2013	5,000	$34.54	Securities acquired following the exercise of options.

Linda J. Schalek	12/18/2013	5,000	$34.75	Securities sold pursuant to a Rule 10b5-1 trading plan adopted by the reporting person.

Ronald Goolsby	12/27/2013	28,000	$1.32	Securities acquired following the exercise of options.

Ronald Goolsby	12/27/2013	12,425	$34.74	Securities withheld for payment of tax liability incident to the exercise of options.

Ronald Goolsby	12/27/2013	800	$1.79	Securities acquired following the exercise of options.

Ronald Goolsby	12/27/2013	392	$34.74	Securities withheld for payment of tax liability incident to the exercise of options.

Ronald Goolsby	12/27/2013	300	$1.35	Securities acquired following the exercise of options.

Ronald Goolsby	12/27/2013	145	$34.74	Securities withheld for payment of tax liability incident to the exercise of options.

Ronald Goolsby	12/27/2013	4,000	$6.30	Securities acquired following the exercise of options.

Ronald Goolsby	12/27/2013	2,238	$34.74	Securities withheld for payment of tax liability incident to the exercise of options.

Robert Mason	12/27/2013	100,000	$1.32	Securities acquired following the exercise of options.

Robert Mason	12/27/2013	48,245	$34.74	Securities withheld for payment of tax liability incident to the exercise of options.

Alan Schultz	1/2/2014	25,000	$0	Securities received pursuant to a grant of restricted stock by the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is effected, holders of Shares immediately prior to the Effective Time who did not tender such Shares and who otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this notice (which date of mailing is January 6, 2014), demand in writing appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving

Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby, (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the related agreements and the Merger and the related transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

Antitrust Approvals

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and M&F filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on December 30, 2013. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on January 14, 2014, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time.

Stockholder Approval of the Merger Not Required.

Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments.” That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

Financial Projections.

The Company’s management has generally provided limited guidance with respect to its future performance. The Company’s historical practice has been to provide guidance with respect to the Company’s upcoming full fiscal year in December, immediately preceding the start of the year for which guidance is provided. Over the last three fiscal years, the Company has revised its guidance on several occasions. Other than with respect to its full-year earnings guidance, the Company does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to the Board, to Parent in connection with Parent’s consideration of the transaction and to J.P. Morgan.

The Board, J.P. Morgan, Parent and the other parties that participated in the sales process were all provided with the projections below labeled “Enhanced Growth Projections.” These projections reflect management’s view of the Company’s projected performance assuming that the Company is able to realize the full benefit from the Company’s strategic growth initiatives. The Enhanced Growth Projections assume, among other things, that (i) the shared mail business will achieve a 3.9% revenue CAGR from 2013 through 2018, and 17.6% post-stock based compensation EBITDA margins by 2018; and (ii) the overall impact of the Company’s strategic growth initiatives would be to generate a total revenue CAGR of 4.3% from 2013 through 2018 with post-stock based compensation EBITDA margins increasing from 12.9% in 2013 to 16.8% in 2018.

Because of the inherent uncertainty of any projection and the difficulties the Company has faced in connection with projecting fiscal year performance, the Company’s management performed various sensitivity analyses on the Enhanced Growth Projections and in connection therewith developed a risk-adjusted forecast that is labeled below “Growth Projections.” The Growth Projections were provided to the Board and to J.P. Morgan, but not to Parent or the other parties that participated in the sales process (except that J.P. Morgan and the Company’s Chief Financial Officer discussed with Parent the Company’s expected guidance for 2014 EBITDA, which the Company intended to publicly disclose in mid-December, which amount is the same as the Growth Projections for 2014). The Growth Projections assume that the Company realizes some, but not all, of the benefits from the Company’s strategic growth initiatives. The Growth Projections assume, among other things, that (i) the shared mail business will achieve a 2.4% revenue CAGR between 2013 and 2018, with post-stock based compensation EBITDA margins remaining at 14.9% from 2013 through 2018; and (ii) the overall impact of the Company’s strategic growth initiatives would be to generate a total revenue CAGR of 3.1% from 2013 through 2018 with post-stock based compensation EBITDA margins increasing from 12.9% in 2013 to 14.8% in 2018. Because of the inherent uncertainty in assessing the likelihood that the Company will be able to realize the full benefit from its various strategic growth initiatives, the Company’s management has, and advised the Board that the Company’s management has, a higher degree of confidence in the Company’s ability to achieve the Growth Projections than the Enhanced Growth Projections. Consequently, in connection with its fairness opinion, J.P. Morgan utilized the Growth Projections. The EBITDA numbers referred to in “Description of Fairness Opinion” represent Adjusted EBITDA after stock based compensation expense as set forth in the Growth Projections, as further adjusted to add back losses relating to the Company’s successful exit from unprofitable businesses, reflecting the Company’s projected disposition of those businesses.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s Form 10-K for the year ended December 31, 2012 and the other reports filed by the Company with the SEC.

The financial projections were prepared solely for internal use and use in connection with the negotiation of the Merger Agreement and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Merger Sub, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Merger Sub or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Merger Sub, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the Growth Projections were provided to the Board and J.P. Morgan, and the Enhanced Growth Projections were provided to the Board, J.P. Morgan and Parent.

Growth Projections (dollars in millions)

Fiscal Year End	2013	2014	2015	2016	2017	2018
Revenue	$1,992	$2,075	$2,141	$2,185	$2,256	$2,325
EBITDA	$258	$285	$302	$316	$331	$345
Adjusted EBITDA	$274	$301	$318	$332	$346	$360
Stock Based Compensation	$16	$16	$16	$16	$16	$16

Based on these projections, J.P. Morgan calculated the Company’s unlevered free cash flow, which is set forth below for informational purposes only. These amounts were not provided or approved by the Company’s management, were not provided to Parent or the other parties that participated in the sales process, and are subject to the same limitations, risks and reservations described above.

Fiscal Year End	2013	2014	2015	2016	2017	2018
Unlevered Free Cash Flow(1)	— (2)	$167	$182	$188	$197	$203

Enhanced Growth Projections (dollars in millions)

Fiscal Year End	2013	2014	2015	2016	2017	2018
Revenue	$1,992	$2,095	$2,180	$2,251	$2,352	$2,453
EBITDA	$258	$295	$323	$352	$381	$413
Adjusted EBITDA	$274	$311	$339	$367	$397	$429
Stock Based Compensation	$16	$16	$16	$16	$16	$16

Based on these projections, J.P. Morgan calculated the Company’s unlevered free cash flow, which is set forth below for informational purposes only. These amounts were not provided or approved by the Company’s management, were not provided to Parent or the other parties that participated in the sales process, and are subject to the same limitations, risks and reservations described above.

Fiscal Year End	2013	2014	2015	2016	2017	2018
Unlevered Free Cash Flow(1)	— (2)	$173	$195	$210	$228	$242

(1)	Includes adjustments provided by the Company’s management for fiscal years 2014, 2015 and 2016 relating to the exit of unprofitable businesses in the last quarter of 2014 and 2015 and 2016.
(2)	Unlevered Free Cash Flow was not computed for 2013 because it was not used in J.P. Morgan’s discounted cash flow analysis.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include “forward-looking statements.” All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under the Hart-Scott-Rodino Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections of earnings; plans, strategies and objectives of management for future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated January 6, 2014 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(1)(F)	Joint Press Release by Parent and the Company dated December 18, 2013 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 18, 2013).

(a)(1)(G)	Summary Advertisement published in The New York Times on January 6, 2014 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(1)(H)	Joint Press Release by Parent and the Company dated January 6, 2014 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of Parent and Merger Sub filed on January 6, 2014).

(a)(2)	Letter to the Company’s stockholders communicating the Company’s Board of Director’s recommendation, dated January 6, 2014 (attached hereto as Annex A).

(a)(5)(A)	Letter to the Company’s Associates from Chief Executive Officer Robert Mason dated December 18, 2013 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on December 18, 2013).

(a)(5)(B)	Letter to the Company’s Vendors from Vice President, Strategic Sourcing Wendy Robinson and Chief Operating Officer Ron Goolsby dated December 18, 2013 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on December 18, 2013).

(a)(5)(C)	Letter to the Company’s Clients from Executive Vice President, Sales and Marketing Suzie Brown dated December 18, 2013 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on December 18, 2013).

(a)(5)(D)	Responses to Frequently Asked Questions sent to the Company’s associates on December 26, 2013 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on December 26, 2013).

(a)(5)(E)	Opinion of J.P. Morgan Securities LLC dated December 16, 2013 (attached hereto as Annex B).

(e)(1)	Agreement and Plan of Merger dated December 17, 2013 among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on December 18, 2013).

(e)(2)	Confidentiality Agreement dated September 21, 2013 between the Company and M&F. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Parent and Merger sub filed of January 6, 2014.

(e)(3)	Form of CIC Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on April 18, 2013).

(e)(4)	Valassis Communications, Inc. Supplemental Benefit Plan dated September 15, 1998 (incorporated by reference to Exhibit 10.24 to the Company’s Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002).

(e)(5)	First Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated June 25, 2002 (incorporated by reference to Exhibit 10.24(a) to the Company’s Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002).

(e)(6)	Second Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 24, 2008).

(e)(7)	Third Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated July 8, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on July 9, 2010).

(e)(8)	Valassis Communications, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed on April 15, 2002).

(e)(9)	Valassis Communications, Inc. Broad-Based Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Form 10-K for the year ended December 31, 2002 filed on March 25, 2003).

(e)(10)	Valassis Communications, Inc. 2005 Executive Restricted Stock Plan (incorporated by reference to Exhibit C to the Company’s Proxy Statement filed on April 5, 2005).

(e)(11)	Valassis Communications, Inc. 2005 Employee and Director Restricted Stock Award Plan (incorporated by reference to Exhibit D to the Company’s Proxy Statement filed on April 5, 2005).

(e)(12)	Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (incorporated by reference to Exhibit C to the Company’s Proxy Statement filed on March 20, 2008).

(e)(13)	Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit D to the Company’s Proxy Statement filed on March 20, 2008).

(e)(14)	Amendment to Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit C to the Company’s Proxy Statement filed on March 29, 2012).

(e)(15)	Form of Non-Qualified Stock Option Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2010 filed on May 7, 2010).

(e)(16)	Form of Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended March 31, 2010 filed on May 7, 2008).

(e)(17)	Form of Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended March 31, 2010 filed on May 7, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 6, 2014

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Todd L. Wiseley

Name:	Todd L. Wiseley

Title:	General Counsel and Corporate Secretary

ANNEX A

January 6, 2014

Dear Stockholder:

We are pleased to inform you that, on December 17, 2013, Valassis Communications, Inc. (“Valassis”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Harland Clarke Holdings Corp. (“Parent”) and V Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Parent. In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at a price per Share of $34.04, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Valassis, with Valassis surviving the merger as a wholly owned indirect subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Valassis, Parent, or Purchaser or (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of Valassis (the “Board”) unanimously: (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, fair to and in the best interests of Valassis’ stockholders, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and in accordance with applicable law. Accordingly, and for the other reasons described in more detail in the enclosed copy of Valassis’ Solicitation/Recommendation Statement, the Board recommends that Valassis’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Valassis’ Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated January 6, 2014, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares pursuant to the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 p.m., New York City time, on February 3, 2014, unless extended.

Sincerely,

/s/ Robert A. Mason
Robert A. Mason
President and Chief Executive Officer

creating the future of intelligent media delivery to drive your greatest success

ANNEX B

J.P.Morgan

December 16, 2013

The Board of Directors

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Valassis Communications, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among the Company, Harland Clarke Holdings Corp. (the “Acquiror”) and V Acquisition Sub, Inc., a wholly-owned subsidiary of Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $34.04 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or held by Acquiror, Acquisition Sub or any direct or indirect subsidiary of the Company or Acquiror, or Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated December 16, 2013 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by or on behalf of the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company

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to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction, and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner for the Acquiror’s credit facility in May 2013. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or Schedule 14D-9 mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC
J.P. MORGAN SECURITIES LLC

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ANNEX C

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days

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prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the

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date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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